

Mail Stop 4631

December 6, 2016

Via E-mail
Mr. Keith Helming
Chief Financial Officer
65 St. Stephen's Green
Dublin 2, Ireland

> **Re:** **AerCap Holdings N.V.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **Form 6-K**
> **Filed November 8, 2016**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed November 8, 2016

Note 19. AeroTurbine Restructuring, page 23

1. In regard to the AeroTurbine restructuring, please provide all of the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4. Please ensure that your disclosures address any additional charges expected to be incurred as a result of your decision to restructure and downsize the AeroTurbine business. For example, we note that AeroTurbine has been actively reducing its total assets. It is not clear what the remaining assets are of this business and the potential for future asset impairments. Please also address the expected effect of this restructuring on future earnings and cash flows.

<u>Non-GAAP Measures, page 70</u>

<u>Adjusted Net Income, page 70</u>

2. In regard to your inclusion of the adjustment described as maintenance rights related expenses, please address the following:
    - Your adjustment results in the amortization of the maintenance rights intangible asset over the life of aircraft instead of over the remaining lease term pursuant to ASC 350-30-35. Your adjustment appears to be inconsistent with the guidance in Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 regarding tailored recognition and measurement methods. In this regard, please remove this adjustment from your determination of adjusted net income; and
    - We note that there was a 68% increase in the amount of this adjustment from the nine months ended September 30, 2015 to the nine months ended September 30, 2016. Given that the maintenance rights intangible asset has been decreasing over time, please explain how you arrive at this adjustment amount and correspondingly why the amount would increase so significantly during the current period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction